3580 Camel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

January 9, 2024

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Tracey Houser

Terence O’Brien

Re: Fulgent Genetics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 28, 2023

File No. 001-37894

Dear Ms. Houser and Mr. O’Brien:

On behalf of Fulgent Genetics, Inc. (“Fulgent” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 21, 2023, with respect to the Company’s Form 10-K filed with the Commission on February 28, 2023 for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) (File No. 001-37894).

During 2023, the Company continued to advance its therapeutic development business with ongoing clinical data for the Company’s lead drug candidate, FID-007. The advancement included engaging a clinical research organization in the fourth quarter of 2023 to initiate Phase II studies of FID-007 in head and neck cancer in the first quarter of 2024. Although the therapeutic development business is still at a pre-revenue stage, the business did and does incur expenses related to research and development (“R&D”). Given the trajectory of the therapeutic development business, the Company made certain changes that included the bifurcation of financial information for the Company’s budget and forecast planning process that began in December 2023. Additionally, starting in December 2023, the Company’s Chief Operating Decision Maker (“CODM”) Package has been updated to include discrete financial information for the clinical diagnostics business and therapeutic development business in addition to consolidated financial information. The Company’s CODM is the Chief Executive Officer (“CEO”) and going forward, the CODM will manage the operations of Fulgent and review financial information to make

January 9, 2024

resource decisions for its two businesses/components separately and therefore, the Company expects to have two operating segments as of December 31, 2023.

The Company has evaluated its clinical diagnostic business and its therapeutic development business as its two operating segments. These two operating segments do not meet the aggregation criteria under Accounting Standards Codification (“ASC”) 280-10-50-11, but both do meet quantitative thresholds in accordance with ASC 280-10-50-12. As such, the Company expects to have its therapeutic development business and its clinical diagnostics business as its two reportable segments as of December 31, 2023. The Company expects to report both reportable segments starting with its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 10-K”). The Company also expects to identify its reporting units for the purposes of its annual goodwill assessment at its operating segment level and reassign goodwill to its two reporting units using the relative fair value approach.

As discussed in its prior response related to the Staff’s comments on the Company’s 2022 Form 10-K, the Company had identified its clinical diagnostics business and therapeutic development business as its two components. Based on the Company’s evaluation of the operating segment characteristics as of December 31, 2022, the Company determined its operating segment identification at the consolidated level and not at the component level. ASC 280-10-50-1 characteristic b. was NOT MET at the component level, therefore operating segment identification was NOT MET at the component level (details of this analysis were provided in the first response on November 14, 2023).

The following information is included to facilitate a comprehensive understanding of the structure of the Company’s business and layers below the component and operating segments and conclusions reached for the 2022 Form 10-K:

Clinical Diagnostics Business:

The clinical diagnostics component engaged in business activities from which it recognized revenues and incurred expenses. Discrete financial information below the component level was at the entity level and at the revenue stream level as follows (also illustrated in a table below):

1.
Inform Diagnostics, Inc. (“IDx”) (Entity)
a.
Precision Diagnostics (Revenue Stream)
b.
Anatomic Pathology (Revenue stream)
2.
Cytometry Specialists, Inc. (“CSI”) (Entity)
a.
Precision Diagnostics (Revenue stream)
3.
Fulgent Therapeutics LLC (Entity)
a.
Precision Diagnostics (Revenue stream)
b.
Pharma Services 1 (Revenue stream)
c.
COVID-19 (Revenue stream)
4.
Fujian Fujun Gene Biotech Co., Ltd. (“FF Gene”) (International Entity)
a.
Precision Diagnostics (Revenue stream)

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Therapeutic Development Business:

In 2022, the therapeutic development component was early in its development efforts, with only one therapeutic candidate having entered clinical trials (“FID-007”) as of its acquisition date on November 7, 2022. The therapeutic development component engaged in business activities from which it incurred expenses related to R&D activities; however, it was pre-revenue and did not recognize any revenue. The only discrete financial information below the component level was at the entity level for Fulgent Pharma, LLC (“Fulgent Pharma”).

Component	Entity	Revenue Stream
		Precision Diagnostics Revenue	Pharma Services Revenue	Anatomic Pathology Revenue	COVID-19 Revenue
Clinical Diagnostics	Fulgent Therapeutics LLC	X⃰	X		X
	Cytometry Specialists, Inc.	X⃰
	Inform Diagnostics, Inc.	X		X⃰
	Fujian Fujun Gene Biotech Co., Ltd.	X⃰

Therapeutic Development	Fulgent Pharma, LLC	No Revenue Streams (Pre-Revenue)
X⃰ - Revenue stream represents the entity’s primary revenue stream

For the 2022 Form 10-K, the Company evaluated whether operating segment identification should be at the entity level or at the revenue stream level in accordance with ASC 280-10-50-1, which states that an operating segment is a component of a public entity that has all of the following characteristics:

a.
It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

Entity level:

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Characteristic a. was considered, and the Company determined it WAS MET at the entity level. The Company evaluated and identified all its entities listed above engaged in business activities.

Revenue stream level:

Characteristic a. was considered, and the Company determined it WAS NOT MET at the revenue stream level. The Company’s revenue streams are types of diagnostic tests that the Company offers. The revenue streams recognize revenue; however, expenses, resources, workflow, and reporting systems are not distinct between revenue streams.

b.
Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Entity level:

Characteristic b. was considered, and the Company determined it WAS NOT MET at the entity level.

Entity level operating results are not regularly reviewed by the CODM to make operating decisions about resources allocation and assessment of business performance. The CODM reviewed the CODM Package to assess the overall consolidated business performance. The CODM may receive entity level financial information as needed for significant fluctuations against budget, which may occur once or twice a year. He did not receive this financial information for every reporting period.

The budget was prepared bottoms up at the entity level, however, the CODM reviewed the budget at a consolidated level. Compensation was determined at the consolidated level and managed by a centralized human resources team. The consolidated budget along with compensation and resource allocation were presented to the Board of Directors of the Company (the “Board”).

The CODM was held responsible for the Company’s overall performance. The Company did not have any individual officers, executives or employees that were held accountable for the operating results of the individual components or at a level below the components. All of the CEO’s direct reports, officers, and employees are compensated based upon the Company’s overall performance at the consolidated level.

Revenue stream level:

Characteristic b. was considered, and the Company determined it WAS NOT MET at the revenue stream level.

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Revenue stream results were regularly reviewed by the CODM, however, the revenue by stream did not include cost of service or any measure of profitability and was not sufficient to make operating decisions about resources allocation and assessment of business performance.

The budget was prepared bottoms up at the revenue stream level on an annual basis.

c.
Its discrete financial information is available.

Entity level:

Characteristic c. was considered, and the Company determined it WAS MET at the entity level.

Discrete financial information was available at the entity level in the Company’s financial systems. The entity level discrete financial information was utilized in the variance analysis performed by the Chief Financial Officer (“CFO”) and his financial accounting team as part of internal controls over financial reporting. The CODM Package reviewed by the CEO did not include entity level discrete financial information. As described above, the CEO may have received entity level financial information as needed for significant fluctuations against budget, which may have occurred once or twice a year. He did not receive this financial information for every reporting period.

Revenue stream level:

Characteristic c. was considered, and the Company determined it WAS MET at the revenue stream level.

Discrete financial information consisting of revenue financial information was available at the revenue stream level in the Company’s financial systems. The revenue stream did not include cost of service or any measure of profitability.

Conclusion:

The Company concluded its components were not operating segments and also concluded there were no operating segments at a level below the component as follows:

Entity level

Based on the Company’s evaluation of the operating segment characteristics, the Company determined its operating segment identification at the entity level WAS NOT MET at the level below the component level. Characteristic b. WAS NOT MET, therefore operating segment identification was NOT MET at the entity level.

Revenue stream level

January 9, 2024

Based on the Company’s evaluation of the operating segment characteristics, the Company determined its operating segment identification at the revenue stream level WAS NOT MET at the level below the component level. Characteristic a. and b. were considered, and the Company determined each WAS NOT MET at the revenue stream level, therefore operating segment identification was NOT MET at revenue stream level.

Given the Company’s sales outside of the United States (within the FF Gene entity), and material revenues since 2020 from COVID-19 testing (within the Fulgent Therapeutics LLC entity), the Company also considered whether its operating segments identification might exist on a geographic basis or specifically for the COVID-19 revenue stream level. The CODM did not make resource allocation decisions based upon foreign locations outside of the United States, or specifically for COVID-19 testing. Additionally, FF Gene revenues were not material to the overall consolidated financials. The Company concluded that COVID-19 testing is merely another type of diagnostic test that the Company offers, consistent with its other revenue streams. The resources, workflow, and reporting system for its COVID-19 tests are generally the same as the resources, workflow, and reporting system for its regular genetics testing. Therefore, the Company concluded that it did not have any geographic operating segments (note the Company did comply with the entity wide geographic disclosures in accordance with ASC 280-10-50-41). The Company also concluded that COVID-19 testing was not a separate operating segment.

Set forth below are the heading and text of each comment, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022

Note 2. Summary of Significant Accounting Policies
Reporting Segment and Geographic Information, page F-15

1.
We note your response to prior comment 5. Please further address the following regarding your analysis of ASC 280-10-50-1.
•
The title and description of the role of each individual who reports to the CEO, who you identified as the CODM.

Response:

The following roles report directly to the CEO:

•
President and Chief Operating Officer - responsible for daily business operations of the Company.
•
Chief Financial Officer (“CFO”) - responsible for managing the financial activities of the Company.
•
Chief Scientific Officer - responsible for overseeing scientific and laboratory operations.

January 9, 2024

•
President and Chief Scientific Officer, Fulgent Pharma – focused on providing scientific advice regarding the R&D activities of Fulgent Pharma.
•
Chief Commercial Officer - responsible for managing certain commercial aspects of the Company’s operations.
•
Chief Medical Officer - responsible for supervising certain medical personnel and the services provided by the Company’s affiliated professional corporations.
•
Vice President, Business Development and Sales - responsible for driving new business initiatives and identifying partnership and collaboration opportunities.

•
How often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

Response:

The CODM meets on a weekly basis with his direct reports (as listed above). However, the CODM also meets formally on a quarterly basis with his direct reports and senior management (Vice President, Finance (“VP Finance”); General Counsel & Chief Privacy Officer; Vice President, Human Resources; Vice President, General Manager (IDx and CSI); Vice President, Operations and Compliance; Vice President, Strategic Partnerships and Managed Care; Chief Information Security Officer; Vice President, System Applications & Integration; and Vice President IT Infrastructure).

During the weekly meetings with direct reports, the discussions are primarily focused on cash management and revenue forecasts at the consolidated level. Other topics, such as capital expenditures and business growth initiatives through organic means and acquisitions, are key topics that are discussed. The only financial information provided to the CODM for the purposes of these meetings is information supporting the above topics, which include cash management, revenue forecasts and capital expenditures information.

The financial information provided to the CODM and discussed in the quarterly management meetings generally includes the following for the applicable annual or quarterly periods to be reviewed at the meetings:

•
consolidated income statement presenting revenue, cost of sales, gross profit (loss), operating expenses, net income (loss), and earnings per share;
o
Revenue streams (Anatomic Pathology, Pharma Services, Precision Diagnostics and COVID-19)

January 9, 2024

•
consolidated balance sheet;
•
consolidated budget and forecast, consolidated budget variance analysis, and consolidated expenditure report; and
•
Non-GAAP EBITDA.

The meeting materials may also include additional details and information, such as consolidated cash forecasts and customer activity.

•
The nature of the discrete financial information prepared, why the discrete financial information is prepared, what it is used for, and who is using it, if the CODM is not receiving it. Clarify whether the discrete financial information is available at a level below the two identified components and your consideration of this lower level meeting the definition of an operating segment. In this regard, we note your statements in the fourth quarter of fiscal year 2022 earnings conference call that the anatomic pathology business has a lower margin profile while the precision diagnostics and pharma services businesses have attractive margin profiles.

Response:

Discrete financial information is available at the level below the components as provided by the Company’s financial systems and as described above. Entity level discrete financial information is utilized in the variance analysis performed by the CFO and his financial accounting team as part of internal controls over financial reporting. As described above, the CEO may receive entity level financial information as needed for significant fluctuations against budget, which may occur once or twice a year. The CEO did not receive this financial information for every reporting period.

In the opening comments above, the Company expanded on its considerations around the entity and revenue stream levels and whether they met the definition of an operating segment.

In response to the Staff’s comment regarding the Company’s statement related to anatomic pathology, precision diagnostics and pharma services businesses margins, this information was available to the CEO as the Company had acquired IDx during the year 2022 (operating results for IDx are mainly related to the anatomic pathology revenue stream) and the margin profiles at the IDx entity level were known by the CEO. Further, operating results for the other entities are mainly related to the precision diagnostics revenue streams (prior to IDx acquisition), and the general historical levels of operating results for the other entities are known to the CEO. However, the CEO does not regularly receive margin information at this level on a recurring basis.

•
The titles and roles of the persons, if anyone, that are held accountable for operating results of the anatomic pathology, the precision diagnostics, and the pharma services businesses and the R&D efforts for your drug development business along with the titles and roles of the persons these individuals report to in the organization.

January 9, 2024

Response:

The Company does not have any individual officers, executives or employees that are held accountable for the operating results of the individual components or at a level below the components. Rather, the Company’s CEO is held accountable for the operating results of the overall Company. The President and Chief Operating Officer is responsible for daily business operations of the overall Company. The CFO is responsible for managing the financial activities of the overall Company. The President and Chief Scientific Officer of Fulgent Pharma (therapeutic development) provides advice on the R&D activities specific to Fulgent Pharma, however, he is not responsible for operating decisions or results of Fulgent Pharma.

The President and Chief Scientific Officer is not compensated based on the results of the R&D or Fulgent Pharma. Instead, he is compensated based on the performance of the overall Company. The CEO makes all the operating decisions, allocates resources, and assesses the performance of the overall Company.

•
How the CODM goes about allocating resources, assessing operating performance and making key operating decisions using only consolidated operating results and not lower level results, including a description of the nature of decisions made by the CODM as they relate to the components. For example, address how it was determined that the annual burn rate for R&D spending for clinical trials and drug development efforts of the therapeutics development company is about $50 million per your third quarter of fiscal year 2023 earnings conference call. Similarly, address how it was determined to make the changes to the anatomic pathology business’ go-to-market strategy and sales structure due to the decline in this business’s revenues; and how decisions are made about growing the pharma services business.

Response:

The budget is prepared bottoms up at the entity level, however, the CODM reviews the budget at a consolidated level. Compensation is determined at the consolidated level and managed by a centralized human resources team. The consolidated budget along with compensation and resource allocation are presented to the Board. The CEO reviews the performance against the budget at the consolidated level at the quarterly management meetings. The quarterly management meetings include explanations for variances in actual performance relative to the budget on a consolidated level. As part of describing significant fluctuations against the budget at the consolidated level, there may be additional information related to entity or revenue stream-level results or significant transactions. Please note, the therapeutic development business does not have revenues and its expenses are primarily R&D spend. Component-level actual results or fluctuations against budget are not included nor are they reviewed in the quarterly management meetings. The CEO further relies upon the Company’s internal controls and processes to ensure entities operate in accordance with the budgets established on an annual basis. If there are significant transactions or expenses in excess of the original budget, these specific items will be communicated to the CEO by the Company’s CFO or VP Finance.

January 9, 2024

The annual burn rate for the R&D spend for clinical trials and drug development effort of the therapeutic development was approximately $15 million (not $50 million), and the Company has corrected this typo in the earnings call transcript. The CEO does not need to review any discrete financial information on the therapeutic development component because this information is included in the consolidated budget. The CEO has knowledge of the R&D spend related to therapeutic development as this is the Company’s lead drug candidate, FID-007. This is currently the lead drug candidate under therapeutic development that has the majority of the $15M budget, which was initially set by the CEO post-acquisition of Fulgent Pharma.

In response to the Staff inquiry regarding the anatomic pathology business’ go-to-market strategy and sales structure, the Company reports revenue by revenue stream, and therefore, the Anatomic Pathology and Pharma Services are revenue streams for which the information is provided to the CODM as part of the CODM package. Due to the lack of growth in the Anatomic Pathology revenues, the CEO, in consultation with other members of management, made decisions about the go-to-market strategy. Additionally, revenue by volume is reviewed by the CEO regularly to discuss changes in revenue volume with the other members of management and strategies on how to increase volume.

•
How budgets are prepared, who reviews and approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget. In this regard, we note from your third quarter of fiscal year 2023 earnings conference call that the pharma services business has an estimated $22 million of revenues for fiscal year 2023.

Response:

The budget is prepared bottoms up at the entity level on an annual basis, however, the CODM reviews the budget at a consolidated level. Compensation is determined at the consolidated level and managed by a centralized human resources team. The consolidated budget along with compensation and resource allocation were presented to the Board. Prior to commencing the annual budgeting process, the CEO, with assistance from the CFO, determines parameters and metrics at the consolidated level that serve as guiding principles to prepare the budget. The Company’s finance department, with leadership from the CFO, sets financial targets for the overall Company considering information such as recent performance and any recently observed business trends. Each component then creates its budget by entity and revenue stream and, this detailed budget is reviewed and approved by the CFO and the President and Chief Operating Officer. The entity level budgets are consolidated for the CEO review and approval. The CEO participates in that resource allocation exercise at the consolidated level. The resource allocation exercise is a cross-business line exercise, and resources are allocated to specific initiatives or departments rather than components. While the executives reporting to the CEO have autonomy for certain day-to-day decisions, major or strategic decisions and allocation of resources are made at the consolidated level by the CEO. For example, the CEO has directed decisions related to specific capital expenditures and the timing thereof, to purchase operating equipment related to the labs and related to the allocation of resources

January 9, 2024

between consulting and permanent roles to help position the company for growth and to scale operations.

The Company’s Pharma Services revenue stream is part of its clinical diagnostic business as described above. As also listed above, the budgets and CODM package has information by revenue stream and therefore this information is available to the CODM.

•
The level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to- actual variances. As part of your response, address the actions taken should one of the components fail to meet their revenue or operating income budget goals in a particular period.

Response:

At the Company’s quarterly management meetings, the CFO and certain members of his financial accounting team communicate variances in actual performance relative to the budget and explanations for such variances to the CEO at the consolidated level. With respect to significant fluctuations against budget at the consolidated level, additional information related to entity level results or significant transactions may be described as needed. However, entity level actual results or fluctuations against budget are not included, nor are they reviewed in the quarterly management meetings. The CEO makes budget changes at the consolidated level as material variances are reflected at the consolidated level.

In response to the Staff’s question related to actions taken when revenue or operating budget goals are missed, as stated above, revenue stream financial information is prepared and reviewed by the CODM on a quarterly basis. The CFO and certain members of his financial accounting team communicate variances in actual performance relative to the budget and explanations for such variances to the CEO at the consolidated level. Additionally, revenue by volume without any measure of profitability is reviewed by the CEO on a regular basis to discuss changes in volume with the other members of management and to strategize on how to improve revenue volume. For example, if there were any instances that the Company missed major financial goals, such as revenue or operating income budget, the CFO would use the entity or component or revenue stream information to identify the reasons for missing the budget and communicate to the CEO the reasons for the missed budget. The CEO would then take appropriate action. The actions taken are to strategize at the revenue stream and consolidated level if there is a failure to meet budget goals. There would be no actions taken at a level below the consolidated level, such as adjusting compensation or reassigning personnel between components, because personnel are managed at the consolidated level.

* * *

January 9, 2024

Form 10-Q for Fiscal Quarter Ended September 30, 2023

Note 14. Goodwill and Acquisition-Related Intangible Assets, page 18

2.
We note that your market capitalization during the third quarter of fiscal year 2023 has continued to decline below total equity as of September 30, 2023. Please tell us your consideration of performing an interim impairment test of goodwill during the third quarter of fiscal year 2023. Refer to ASC 350-20-35-30 for guidance.

Response:

The Company tests goodwill and indefinite-lived intangible assets annually and between annual tests whenever there is an indication of impairment. The Company performs an interim impairment test when the totality of facts and circumstances indicate that it is more likely than not that the fair value is below carrying amount. Subsequent to the annual impairment test performed during the year ended December 31, 2022, at each reporting period, the Company performed detailed qualitative assessments of the facts and circumstances as referenced in ASC 350-20-35-3D related to its single reporting unit. For the quarter ended September 30, 2023, the Company performed a qualitative assessment and concluded that it was not more likely than not that the fair value of its reporting unit was below its carrying amount and, thus, an interim quantitative impairment test (step 1) was not required. In evaluating the totality of relevant facts and circumstances, and in reaching the related conclusions, the Company performed supplemental quantitative analysis to support the qualitative assessment, including but not limited to a market approach analysis, as well as an analysis related to the trends in both share price and market capitalization.

Related to the market approach supplemental quantitative analysis as of September 30, 2023, the Company applied the ASC 820-20 guide, specifically, the market approach to observe and use prices and other relevant information generated by market transactions involving identical or comparable businesses. The Company obtained from a reputable third-party financial services company, the most recent mergers and acquisitions (“M&A”) activities for similar businesses that represented the current market fair value to benchmark for the Company’s fair value analysis, which illustrated M&A transactions in the past 2 years with multiples based upon transaction values, revenue, and earnings before income tax, depreciation and amortization. When considering which metrics to use, the Company determined the revenue-derived transactions values as appropriate, as those were deemed less volatile, more predictable, and therefore, it would yield a result that was likely to be more agreeable between a buyer and seller. There were transactions with a maximum transaction value of $1.5B, minimum transaction value of $101M, and a mean transaction value of $335M. The last twelve-month (“LTM”) transaction multiples were max at 6.7x, min at 1.2x, and mean at 2.2x. The mean LTM multiple derived value likely represented a reasonable multiple that the Company would accept, given the Company’s cash on hand to acquire additional companies and increase its top line revenue. The mean value represented what would be perceived to be an average transaction value based on current observed market conditions; therefore, the Company determined the mean multiple of 2.2x as an appropriate multiple for its fair value calculation. The Company assumed its third quarter revenue adjusted for COVID-19

January 9, 2024

revenue as a baseline and multiplied it by 4 to presume a future twelve-month revenue to calculate its fair value ($85M - $19M = $66M x 4 = $264M)2. The Company used the calculated future twelve-month revenue to calculate its fair value by multiplying it by the LTM multiple of 2.2x ($264M x 2.2 = $581M). The carrying amount of the Company was calculated as $410M ($142M (goodwill) + $365M (other assets) – $97M (operating liabilities)). The Company’s resulting fair value in excess of its carrying amount was $171M ($581M - $410M = $171M). This analysis supported the Company’s view that no interim quantitative impairment test was required as of September 30, 2023.

To further supplement its qualitative assessment in connection with the preparation of this response, the Company also performed an analysis of trends in share price. The Company evaluated whether changes in its share price from the last impairment test date on December 31, 2022, reflected a sustained decline in market capitalization. Since December 31, 2022, the Company observed share price movements that ranged from an increase of approximately 37% to a decrease of approximately 10%. While the Company noted that its share price and market capitalization both increased and decreased subsequent to the December 31, 2022 annual impairment test, it observed that share price movement from December 31, 2022, increased on March 31, 2023 and June 30, 2023 by 5% and 24%, respectively, and decreased by 10% and 20% on September 30, 2023 and one day prior to the filing date of the Quarterly Report on Form 10-Q for such quarter on November 3, 2023, respectively. The Company determined that the short duration and magnitude of this change in its stock price was not substantial enough for it to conclude that a decrease in share price was sustained. The Company also considered expected improvements in its gross margins and operating margins through integration efforts, as well as the uncertainty with respect to COVID-19 revenue during the year 2023 (evidenced in the Company not providing guidance during the quarters specifically related to the COVID-19 revenue stream). The Company noted surges early in 2023 and could not predict whether there would be a surge in the fall and winter seasons related to COVID-19 nor could it predict what the federal government’s response would be related to their coverage assistance programs with potential additional surges. Because of the uncertainties due to COVID-19 and the short duration of the Company’s stock decrease, the Company believes that it would not have been more likely than not that the fair value of its reporting unit would have been below its carrying amount. This analysis also supports the Company’s view that no interim quantitative impairment test was required as of September 30, 2023.

In addition and separately, in October of 2023, the Company obtained a Precedent Premiums report (the “Premium Report”) from the same reputable third-party financial services company with whom it had been working, which, although not used in connection with the initial analysis performed at the time, further supports the Company’s judgement reached that no interim quantitative impairment test or step 1 was required. The Company considered the guidance in ASC 350-20-35-22 to ASC 350-20-35-24, which indicates that market capitalization may not be representative of fair value and that substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity, that control premium may cause the fair value of a reporting unit to exceed its market capitalization, and that the quoted market price of an individual equity security, therefore, need not be the sole measurement basis for the fair value of a reporting unit or group of reporting units.

January 9, 2024

The Company operated in a single reporting unit and therefore considered its market capitalization, as adjusted for a control premium and other factors to be an indicator of the fair value of the reporting unit. The Premium Report obtained was intended to illustrate average control premiums paid in one-day prior M&A transactions among diagnostics and medical technology companies for transactions completed during the past 9 years with a total of 44 transactions observed. The Premium Report illustrated the following ranges of control premiums: All data – between (12%) and 150%, with a mean of 40% and a median of 30%; Diagnostics companies (7 observed transactions) - between 9% and 60%, with a mean of 29% and a median of 23%; and Data for prior 24 months (8 transactions) - between 4% and 150% (the 150% control premium is the most recent observable transaction), with a mean of 45% and a median of 30%. The Company’s implied control premium as of September 30, 2023 was 57.1% ($1.262 billion (total stockholders’ equity) divided by $803 million (its market capitalization as of September 30, 2023) minus 1). Given the volatility in the stock price, the Company also looked at its implied control premium with a 30 and 60-day average share price as of September 30, 2023 (43.7% with a 30-day average share price; 31.0% with a 60-day average share price) and with a 60-day average share price one day prior to the filing date of the Quarterly Report on Form 10-Q for such quarter on November 3, 2023 (56.0%). The Company noted its implied control premium would be within the range of the control premiums paid in the observable data, including the range of premiums paid for diagnostics companies and premiums paid in the past 24 months’ transactions included in the Premium Report. Management considered the range of premiums paid observed for the past 24 months’ transactions relevant for comparison purposes, as those were recent transactions, more predictable and therefore, would yield a result that was likely to be more agreeable between a buyer and seller. As the past 24 months’ transactions included COVID-19, the Company looked at the transactions that would have occurred in the 24 months prior to COVID-19 to determine whether a similar range of control premiums would be observed and noted that, even if the Company looked at transactions prior to COVID-19 (date range from 10/23/2017 to 8/8/2019 with 12 transactions), the Premium Report illustrated a range of control premiums between (12%) and 77%, with a mean of 28% and a median of 23%. Although the Company’s implied control premium was above the mean/medians observed, the Company’s implied control premium was well within the range of 4% and 150% control premiums for transactions that were closed over the past 24 months as well as the other ranges observed. Given the uncertainty in the recent periods (described above), the fluctuations in market capitalization and implied control premium trends, and the ranges observed in the Premium Report, management believes that using this market capitalization analysis would have provided a sufficient basis to assess whether the Company’s fair value was above the carrying amount of the reporting unit as of September 30, 2023 and would have further supported the Company’s view that no interim quantitative impairment test was required as of September 30, 2023.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any additional questions or comments related to this letter, please feel free to contact me directly at MRLevy@mintz.com or 858-314-1873.

January 9, 2024

Very truly yours,

/s/ Melanie Ruthrauff Levy

Melanie Ruthrauff Levy

cc: Scott Stanton, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Paul Kim, Fulgent Genetics, Inc.

Explanatory Notes:

1. Fulgent Therapeutics LLC has a revenue stream identified as Pharma Services, which is part of the clinical diagnostics component. Separately, the Company also has Fulgent Pharma under the therapeutic development component with a drug candidate in the clinical trials stage related to FID-007.

2. This calculation was done for the purposes of this fair value calculation only and not for the purposes of projecting revenue.